Exhibit 99.1

Bit Origin Ltd Completes the Acquisition of 622 Miners

New York, August 15, 2022 (GLOBE NEWSWIRE) – Bit Origin Ltd (NASDAQ: BTOG) ("Bit Origin" or the "Company"), an emerging growth company engaged in the crypto mining business with diversified expansion strategies, today announced that the Company entered into an asset purchase agreement (the “Agreement”) with About Offshore Limited, a company engaging in the business of trading Bitcoin mining machines, to purchase 622 Antminer S19j pro Bitcoin Miners, which are expected to ramp up the hash rate of the Company's miner fleet by over 62,200 TH/s.

Pursuant to the Agreement, the Company agrees to purchase 622 S19j pro Bitcoin Miners for an aggregate value of $3,110,000 in the form of 8,685,574 ordinary shares of the Company, valued at $0.36 per share. These miners will be delivered to the Company’s mining facility site in the U.S.

The purchase of 622 miners is a part of the intended purchase plan announced through a press release on June 2, 2022. With the newly purchased miners, the Company will increase the total number of Bitcoin Miners to 4,250, producing approximately 403 PH/s when all miners are put in full operation. In theory, it is expected to produce approximately 54 BTCs per month when all miners are deployed.

Mr. Lucas Wang, Chairman and Chief Executive Officer of the Company, commented, “We are very pleased to complete the purchase of the 622 miners as we continue to progress toward our goal to expand our business and increase our operational capability. Given the situation of the current turbulent market environment, we believe this allows us to acquire high-quality assets with lower costs. With our vision and ability to seize the opportunity, we are confident that the Company is on the right track to improve profitability and create long-term value for our shareholders.”

About Bit Origin Ltd

Bit Origin Ltd, formerly known as China Xiangtai Food Co., Ltd., is an emerging growth company operating in the United States and engaged in the cryptocurrency mining business. The Company is also actively deploying blockchain technologies alongside diversified expansion strategies. For more information, please visit https://bitorigin.io.

Safe Harbor Statement

This announcement contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact in this announcement are forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations and projections about future events and financial trends that the Company believes may affect its financial condition, results of operations, business strategy, and financial needs. Investors can identify these forward-looking statements by words or phrases such as "may," "will," "expect," "anticipate," "aim," "estimate," "intend," "plan," "believe," "potential," "continue," "is/are likely to" or other similar expressions. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results.

Company Contact

Bit Origin Ltd

Mr. Lucas Wang, Chairman and Chief Executive Officer

Email: ir@bitorigin.io

Investor Relations Contact

Ms. Tina Xiao, President
Ascent Investor Relations LLC
Phone: +1-917-609-0333
Email: tina.xiao@ascent-ir.com

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